瑞生國際律師事務所有限法律責任合夥	18th Floor, One Exchange Square 8 Connaught Place, Central Hong Kong Tel: +852.2912.2500 Fax: +852.2912.2600 www.lw.com 香港中環康樂廣場八號交易廣場第一座十八樓 FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
July 10, 2023	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh
VIA EDGAR	Dubai	San Diego
	Düsseldorf	San Francisco
Sasha Parikh, Staff Accountant	Frankfurt	Seoul
Kevin Vaughn, Senior Associate Chief Accountant	Hamburg	Shanghai
Austin Pattan, Staff Attorney	Hong Kong	Silicon Valley
Andrew Mew, Senior Assistant Chief Accountant	Houston	Singapore
Doris Stacey Gama, Attorney	London	Tel Aviv
Jason Drory, Attorney	Los Angeles	Tokyo
Office of Life Sciences	Madrid	Washington, D.C.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	SINOVAC BIOTECH LTD Form 20-F for the Fiscal Year Ended December 31, 2022 Filed May 1, 2023 File No. 001-32371

Dear Ms. Parikh, Mr. Vaughn, Mr. Pattan, Mr. Mew, Ms. Gama, Mr. Drory:

On behalf of our client, Sinovac Biotech Ltd. (the “Company” or “Sinovac Antigua”), we are submitting this letter setting forth the Company’s responses to the comments contained in the letter dated June 26, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 20-F”).

For ease of review, the Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the 2022 20-F where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 2022 20-F.

Annual Report on Form 20-F

Introduction, page 1

1.

We note your carve-out of Hong Kong and Macau in your definition of “China” and the “PRC.” Please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. Revise to clarify which of your entities are domiciled in or have operations in Hong Kong and/or Macau, and discuss the applicable laws and regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and consequences.

Resident Partners: Amy E. Beckingham Andrew J. Bishop Benjamin B. R. Carale Derek S. H. Chua Simon J. Cooke	Kieran G. C. Donovan Dominic A. Geiser Simon M. Hawkins Howard K. H. Lam Posit Laohaphan Dominik Sklenar	Qiuning Sun Terris C. C. Tang Allen C. Wang Richard Watkins See Wah Wong Cheung Ying Yeung	Registered Foreign Lawyers: Michael J. S. Hardy (England and Wales) Won Suk Kang (England and Wales) Ji Liu (California) Zhonghua Shi (New York) Benjamin P. Su (New York)	Daying Zhang (New York)

July 10, 2023

In response to the Staff’s comment, the Company will revise the definition of “China”, “PRC” or Chinese” on page 1 to include Hong Kong and/or Macau, and only exclude Hong Kong and/or Macau in the context of describing laws, rules, regulations, regulatory authorities in mainland China, and any mainland China entities or citizens under such rules, laws and regulations and other legal or tax matters, with the changes set forth in Annex A.

The Company respectfully advises the Staff that the Company has three subsidiaries domiciled in Hong Kong, namely Sinovac Biotech (Hong Kong) Limited (“Sinovac Hong Kong”), Everthrive Holding Company Limited and Everthrive Investment (Hong Kong) Company Limited. The business of Sinovac Hong Kong is immaterial to the group’s business. In 2022, sales by Sinovac Hong Kong only accounted for 1.5% of the group’s total sales. Everthrive Holding Company Limited and Everthrive Investment (Hong Kong) Company Limited had no operation and held no assets as of the date of 2022 20-F.

The Company respectfully advises the Staff that the Company has no subsidiary domiciled and no operations in Macau.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the disclosure under “Item 3. Key Information – D. Risk Factors—Risks Related to Government Regulation—We may not be able to comply with applicable GMP standards and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations” on page 21 and the risk factor under “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business”, with the changes set forth in Annex A, to include Sinovac Hong Kong’s risk of doing business in Hong Kong.

2.

You state ““Sinovac,” “Sinovac Biotech,” “Company,” “we,” “us,” “our company,” and “our” refer to Sinovac Biotech Ltd., its predecessor entities and its consolidated subsidiaries” and that “Sinovac Antigua” refers to Sinovac Biotech Ltd. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, that your subsidiaries conduct operations in China.

In response to the Staff’s comment, the Company will to the extent appropriate and practicable, replace terms such as “we” or “our” when describing the activities or functions of the operating subsidiaries in mainland China with “Mainland China Subsidiaries”, which is defined as the group of the Company’s operating subsidiaries in mainland China, with the changes set forth in Annex A. The Company acknowledges the Staff’s comment and respectfully advises the Staff that in its future filings on Form 20-F, the Company will reduce using such terms as noted in the Staff’s comment.

Cash and Asset Flows Through Our Organization, page 2

3.

Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. We note you are paid dividends by your subsidiaries, please quantify the dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Quantify any cash flows that have occurred between the holding company and its subsidiaries, and direction of transfer. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers or distributions have been made to date. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

July 10, 2023

The Company respectfully advises the Staff that cash is transferred through its organization by way of capital contributions, intra-group loans and payments for services and dividend distribution. Considering the substantial intra-group transactions and settlements primarily relating to inter-group services which all have been eliminated at the consolidation level, it would be excessively burdensome for the purpose of annual report disclosure to list out all the intra-group transactions and settlements.

The Company respectfully advises the Staff that Sinovac Antigua did not receive any dividend from its subsidiaries and there was no cash transfer between Sinovac Antigua and its subsidiaries in 2022. Sinovac Antigua did not distribute any dividend and did not distribute any dividend to investors, including U.S. investors, in 2020, 2021 and 2022, and has no intention to distribute dividends in the near future.

In 2022, $263.2 million in dividends were paid by Sinovac Life Sciences Co., Ltd. (“Sinovac LS”) to Sinovac Hong Kong and its other shareholders, and Sinovac Hong Kong did not further distribute such dividends to Sinovac Antigua. Pursuant to the double tax arrangement between Hong Kong and PRC, dividends paid by a foreign-invested enterprise in mainland China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise for a period greater than 12 months and meets the relevant requirements pursuant to the tax arrangement between Hong Kong and PRC), or otherwise at 10%. Under Hong Kong tax laws, Sinovac Hong Kong is subject to Hong Kong Profits Tax rate at 16.5%, and is exempted from income tax on its foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends.

The Company respectfully refers the Staff to the relevant disclosure regarding restrictions on payment of dividends by our subsidiaries in mainland China under “Item 3. Key Information—Cash and Asset Flows Through Our Organization”, “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China – We rely on dividends paid by our PRC subsidiaries for our cash needs. If they are unable to pay us sufficient dividends due to statutory or contractual restrictions on their abilities to distribute dividends to us, our various cash needs may not be met”, “Item 3. Key Information – D. Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively”, “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy” and “Item 10. Additional Information — D. Exchange Controls”. Certain of the major restrictions and limitations on the payment of dividends from our subsidiaries in mainland China include but not limited to, (i) payment of dividends can only be permitted out of accumulated profits as determined in accordance with accounting standards and regulations in mainland China, (ii) Sinovac LS is required to set aside at least 10% of its after-tax profits each year to contribute to its reserve fund until the accumulated balance of such reserve fund reaches 50% of the registered capital of the company, and such reserves are not distributable as cash dividends, and (iii) the ability of our subsidiary to convert renminbi into U.S. dollars and make payments to offshore parent company is subject to PRC foreign exchange regulations and the approval of SAFE.

July 10, 2023

Part I

Item 3. Key Information, page 2

4.

At the onset of Part I, please disclose prominently that you are not a Chinese operating company but an Antiguan holding company under the laws of Antigua and Barbuda with operations conducted by your subsidiaries. In addition, we note your company’s corporate structure diagram on page 47, please provide it earlier in the Key Information section.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the disclosure under “Item 3. Key Information — D. Risk Factors—Risk Factors Summary” on page 3 of the 2022 20-F where the Company discloses that it is a holding company that does not directly engage in business operations itself, with changes set forth in Annex A.

In response to the Staff’s comment, the Company will move its corporate structure under “Item 3. – Key Information” on page 3 after “Cash and Asset Flows Through our Organization” and before “Item 3. Key Information – A. Reserved”, with changes set forth in Annex A.

5.

We note your disclosure regarding regulatory actions by China’s government and impact. Please also include how such statements or actions have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

In response to the Staff’s comment, the Company respectfully advises that the Staff that it will revise the risk factor under “Item 3. – Key Information – Permissions Required from the PRC Authorities for Our Operations” on page 2, with changes set forth in Annex A.

6.

Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. We note your discussion of the China Securities Regulatory Commission (CSRC) and Cyberspace Administration of China (CAC) beginning on page 26, please state whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC, or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Company respectfully advises that the Staff that it will (i) revise the risk factor under “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business” on page 26, (ii) add a separate risk factor in relation to the recent regulations issued by CSRC under “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all” on page 27 after “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business.” and before “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.”, and (iii) revise the disclosure under “Item 3. Key Information—Permissions Required from the PRC Authorities for our Operations” on page 2, with both changes set forth in Annex A.

July 10, 2023

Future changes in laws, regulations or enforcement policies..., page 26

7.

We note your risk factor disclosure regarding the China Securities Regulatory Commission (CSRC) recent regulation relating to overseas offerings and listings by PRC companies that went into effect March 31, 2023. Please revise to state whether the Provisional Measures apply to the company and discuss potential risks to investors if the company were to be found noncompliant.

The Company respectively informs the Staff that the Provisional Measures will only apply if the Company is engaging in capital raising activities. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will (i) add a separate risk factor under “Item 3. – Key Information – D. Risk Factors – Risks Related to Doing Business in China – We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all” on page 27 after “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business.” and before “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.”, and (ii) add disclosure under “Item 3. Key Information” after “Item 3. Key Information—Permissions Required from the PRC Authorities for Our Operations” and before “Item 3. Key Information—The Holding Foreign Companies Accountable Act” on page 2, with both changes set forth in Annex A.

Risks Related to Doing Business in China, page 26

8.

We note the disclosed risk factors arising from the legal system in China and government involvement. Please also include that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the risk factor under “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business” on page 26, with changes set forth in Annex A.

July 10, 2023

Complying with evolving laws and regulations regarding cybersecurity..., page 27

9.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

China’s cybersecurity laws require all companies doing business in China to establish and maintain their data security systems, implement remedial measures when data security deficiencies are detected and promptly notify users and authorities of any data breaches. Because the Company is in the business of R&D, manufacturing and commercialization of vaccines, the Company is neither a critical information infrastructure operator nor is it a network platform operator that handle more than one million in user data under the Cybersecurity Review Measures.

Nevertheless, in response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the risk factor under “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business” on page 27, with changes set forth in Annex A.

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 53

10.

Please expand your discussions of trends between comparative periods to more clearly identify the factors driving the changes experienced and to provide quantification where possible for each factor cited. As part of your response, please specifically address the following:

•

You disclose on page 55 that the decrease was mainly due to the decreased sales of COVID-19 vaccine. You also state that your gross profit declined due to the decrease of the average selling price of COVID-19 vaccines. Revise to separately quantify the revenue from the COVID-19 vaccine for each of your three market types listed here, and quantify the extent to which the decrease in sales of COVID-19 vaccine was due to lower price of the vaccine versus lower volume of doses sold.

In response to the Staff’s comment, the Company will revise the disclosure under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 – Sales” on page 55, with changes set forth in Annex A.

•

You disclose on page 54 that a portion of your Cost of sales as “idle capacity” including $97.5 million in 2022. Revise to more clearly disclose the reasons for the idle capacity in each of the periods presented.

July 10, 2023

In response to the Staff’s comment, the Company will revise the disclosure under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations – Cost of Sales” on page 54, with changes set forth in Annex A.

•

You disclose on page 55 that the increase in Selling, general, and administrative expenses in 2022 was mainly due to the establishment of a long-term employee incentive plan offset by lower selling expenses. Revise this section to quantify each of these factors.

In response to the Staff’s comment, the Company will revise the disclosure under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 – Selling, General and Administrative Expenses” on page 55, with changes set forth in Annex A.

•

You disclose on page 55 that your Research and development expenses “primarily represented expenditures on the advancement of pipeline vaccines” without further explanation for the changes between periods. Revise to more clearly identify the reasons for the 185% increase in these expenses from 2021 to 2022. Consider providing a breakdown of such expenses by product candidate, and for any expenses that are not allocated to a specific product candidate, consider providing a breakdown by type of expense.

In response to the Staff’s comment, the Company will revise the disclosure under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 – Research and Development Expenses” on page 55, with changes set forth in Annex A.

•	Revise to discuss the changes reflected in your Other income (expense), net line item, given the change from negative $90 million in 2021 to positive $302 million in 2022.

In response to the Staff’s comment, the Company will add disclosure under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” after “Interest and Financing Expenses” and before “Income Tax Recovery (Expenses)” on page 55, with changes set forth in Annex A.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent, page 94

11.

We note your statement that you reviewed public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

The Company respectfully advises the Staff that it has received written confirmations from SAIF Partners IV, Prime Success, L.P. and Vivo Capital, representing that they are not owned or controlled by PRC government. Weidong Yin is an individual and would not be controlled by a governmental entity in mainland China. The Company has several ongoing litigations with 1Globe Capital, LLC or its affiliates in multiple jurisdictions and 1Globe Capital, LLC would not be cooperative in providing the relevant legal documents, therefore, the Company relies on the public filings made by 1Globe Capital, LLC for the conclusion of its ownership. The Company has also reviewed the SEC’s order, Administrative Proceeding File No. 3-19799, which stated that Li, a PRC citizen, is the sole owner of 1Globe Capital, LLC. CDH Utopia Limited purchased the Company’s shares from 1Globe Biomedical (Hong Kong) Company Limited, and the Company has minimum relationship with CDH Utopia Limited, therefore, the Company has to rely on public filings made for its shareholding structure.

July 10, 2023

The Company respectfully advises the Staff that it believes that the information above establishes that it is not owned or controlled by a governmental entity in mainland China.

12.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully advises the Staff that it has received written confirmations from the directors of the Company and its consolidated foreign operating entities and each of them represented that (i) he/she is not an official of the Chinese Communist Party; and (ii) he/she is/was not a member, or affiliations with, committees of the Chinese Communist Party.

The Company believes that all of its directors and the directors of its consolidated foreign operating entities have demonstrated honesty and integrity in their business activities. The Company believes that obtaining affidavits on this matter would be excessively burdensome for the purpose of annual report disclosure and would not provide additional meaningful assurance to investors.

13.

We note that your disclosures pursuant to Items 16I(b)(2) that no Antigua or PRC governmental entities owns any shares of Sinovac Antigua or its subsidiaries. We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

In response to the Staff’s comment, the Company will revise disclosure under “ITEM 16I. Disclosure regarding Foreign Jurisdictions That Prevent Inspections” on page 94, with changes set forth in Annex A.

*    *    *

July 10, 2023

If you have any additional questions regarding the 2022 20-F, please do not hesitate to contact me at benjamin.su@lw.com, +852 2912-2728 (work) or +852 9881-9371 (cell), or Ms. Zheng Wang at zheng.wang@lw.com, +852 2912-2585 (work).

Thank you for your time and attention.

Sincerely yours,

/s/ Benjamin Su
Benjamin Su of LATHAM & WATKINS LLP

cc:	Weidong Yin, Chairman and Chief Executive Officer

Nan Wang, Chief Financial Officer

Simon Anderson, Chairman of the Audit Committee

Zheng Wang, Esq., Latham & Watkins LLP

Zhibin Huang, Grant Thornton Zhitong Certified Public Accountants LLP

Annex A

Response 1:

a.	to revise the definition under Introduction on page 1 of the 2022 20-F:

“• “China,” “Chinese” or the “PRC” refers to the People’s Republic of China, including Taiwan and the special administrative regions of Hong Kong and Macau, and only in the context of describing the laws, rules, regulations, regulatory authorities in mainland China, and any mainland China entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report on Form 20-F, excludes ~~excluding, for the purposes of this annual report on Form 20-F only~~, Taiwan and the special administrative regions of Hong Kong and Macau;”

b.

to revise the disclosure under “Item 3. Key Information – D. Risk Factors – Risks Related to Government Regulation – We may not be able to comply with applicable GMP standards and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations” on page 21 of the 2022 20-F:

“We may not be able to comply with applicable GMP standards and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include, among other things, requirements relating to personnel, premises and equipment, raw material and products, qualification and validation, document management, production management, quality control and assurance and product distribution and recall. Manufacturing facilities must be approved by governmental authorities before they can be used to commercially manufacture our products and are subject to inspection by regulatory agencies. We had been required to comply with the new GMP standards implemented by NMPA since March 1, 2011 and all vaccine manufacturers were required to meet the new GMP standards and obtain certifications for their manufacturing facilities by December 31, 2013. Any manufacturer that failed to meet the deadline were forced to suspend production.

We have obtained the new GMP certificates for all of our commercial production facilities. However, we cannot assure that we will be able to continue to meet the applicable GMP standards and other regulatory requirements in the future.

In addition, in light of the incident where vaccines were illegally sold and distributed in Shandong province and other provinces around China in 2016, the government has changed policies and regulations related to the vaccine sales and distribution in China. Before the policy was issued, human vaccine sales were halted in China for months. The vaccine purchase and delivery were resumed in second half of 2016. We are not able to estimate whether there will be any other change of policies and regulations on our business in the future, which will negatively impact on business in the future.

The 2020 Chinese Pharmacopoeia came into effect on December 30, 2020. We have made a thorough assessment on the 2020 Chinese Pharmacopeia and updated our operation procedures according to the new regulatory requirements to ensure full compliance.

Furthermore, Sinovac Hong Kong, a wholly owned subsidiary of the Company, focuses primarily on sales of products in Hong Kong and exporting products abroad. Sinovac Hong Kong and our operations in Hong Kong shall be subject to relevant laws and regulations governing pharmaceutical products in Hong Kong, including but not limited to, the Pharmacy and Poisons Ordinance (Cap. 138, the Laws of Hong Kong), Prevention and Control of Disease (Use of Vaccines) Regulation (Cap. 599K, Laws of Hong Kong), and Import and Export Ordinance (Cap. 60, Laws of Hong Kong). Our vaccines are required to be registered with the Pharmacy and Poisons Board of Hong Kong before they can be sold, offered for sale, distributed or possessed for the purposes of sale, distribution or other use in Hong Kong.

If we fail to comply with applicable regulatory requirements at any stage during the regulatory process, including following any product approval, we may be subject to sanctions, including:

•	fines;

•	product recalls or seizures;

•	injunctions;

•	refusal of regulatory agencies to review pending market approval applications or supplements to approval applications;

•	total or partial suspension of production;

•	civil penalties;

•	withdrawals of previously approved marketing applications; and

•	criminal prosecution.”

Response 2: to add under Introduction on page 1 of the 2022 20-F:

“• “Mainland China Subsidiaries” refer to Sinovac Beijing, Sinovac Dalian, Sinovac LS, Sinovac Biomed and their respective subsidiaries in the PRC;”

Response 4:

a.	to revise the disclosure under “Item 3. Key Information — D. Risk Factors—Risk Factors Summary” on page 3 of the 2022 20-F:

“Investing in our company may involve significant risks. Sinovac Antigua is not a Chinese operating company, but an Antiguan holding company incorporated under the laws of Antigua and Barbuda with operations conducted by its subsidiaries operating in mainland China and other jurisdictions. Investors in our shares are purchasing equity securities of an Antiguan holding company rather than the equity securities issued by our operating subsidiaries.

The following summarizes some, but not all, of the risks provided below. All the operational risks associated with being based in and having operations in China also apply to operations in Hong Kong and Macau. With respect to the legal risks associated with being based in and having operations in China, the laws, regulations and the discretion of China governmental authorities discussed in this annual report are expected to apply to entities and businesses in mainland China, rather than entities or businesses in Hong Kong or Macau which operate under a different set of laws from mainland China. Please carefully consider all of the information discussed in this Item D. “Risk Factors” in this annual report for a more thorough description of these and other risks.”

b.	to add under “Item 3. Key Information” on page 3 of the 2022 20-F after “Cash and Asset Flows Through our Organization” and before “Item 3. Key Information – A. Reserved”:

“Corporate Structure

The chart below summarizes our corporate structure and identifies our significant subsidiaries, as that term is defined under Section 1-02 of Regulation S-X under the U.S. Securities Act, and subsidiaries representative of our major business, as of the date of this report.

As of December 31, 2022, we held 100% equity interest in Sinovac Biotech (Hong Kong) Limited, our subsidiary incorporated in Hong Kong, Sinovac Biotech (Singapore) Pte. Ltd., our subsidiary established in Singapore, and Sinovac Biomed Co., Ltd., our subsidiary established in the PRC; we hold 73.09% of equity interests in Sinovac Biotech Co., Ltd., our subsidiary established in the PRC, 59.24% of the equity interests in Sinovac Life Sciences Co., Ltd. (formerly known as Sinovac Research & Development Co., Ltd.), our subsidiary established in the PRC, and 68% of the equity interests in Sinovac (Dalian) Vaccine Technology Co., Ltd., our subsidiary established in the PRC.

* Dalian Jin Gang Group Co., Ltd. owns the remaining 32% equity interest in Sinovac (Dalian) Vaccine Technology Co., Ltd.

** Sinobioway Bio-medicine Co., Ltd., formerly named Xiamen Bioway Group Co., Ltd, owns the remaining 26.91% equity interest in Sinovac Biotech Co., Ltd.

*** Affiliates of Sino Biopharmaceutical Limited, Keding Investment (Hong Kong) Limited, Vivo Capital Fund IX and Prime Success, L.P. owns 15.38%, 12.69%, 6.345% and 6.345%, respectively, of the remaining equity interest in Sinovac LS, former name of which was Sinovac Research & Development Co., Ltd.

**** The former name is Sinovac Zhong Yi Bio-pharmaceutical Co., Ltd.”

Responses 5 and 6: to revise the disclosure under “Item 3. – Key Information – Permissions Required from the PRC Authorities for Our Operations” on page 2 of the 2022 20-F:

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. We believe that our subsidiaries in mainland China have received all the material licenses, permissions and approvals from the PRC authorities as are necessary for our material business operations in mainland China, and none of such permissions or approvals have been denied. Apart from the permits and licenses above, we are subject to extensive, costly and rigorous regulation by governmental authorities in the PRC and in other countries and we may not be able to maintain or obtain applicable regulatory approvals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Government Regulation—We can only sell products that have received regulatory approvals. Many factors affect our ability to obtain such approvals.”

We face various legal and operational risks and uncertainties associated with having a portion of our operations in mainland China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas and foreign investment in mainland China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may negatively impact our ability to conduct certain businesses or access foreign investments. These risks could result in a material adverse change in our operations and the value of our shares, significantly limit or completely hinder our ability to conduct business, accept foreign investments, offer or continue to offer securities to investors, continue to be listed on a U.S. or other foreign exchange, or cause the value of such securities to significantly decline or become worthless. For more detailed information, see “—D. Risk Factors—Risks Relating to Doing Business in China—Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business.”

If we and our subsidiaries in mainland China (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) are required to obtain such permissions or approvals in the future according to applicable laws, regulations or interpretations change, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent PRC authorities to suspend relevant operations, which could materially and adversely affect our business, financial condition, results of operations and prospects.

Given the uncertainties relating to the interpretation and enforcement of PRC laws, rules and regulations, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and implementation rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.”

Responses 1, 6 and 8: to revise the disclosure under “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business” on page 26 of the 2022 20-F:

Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business.

Laws, regulations and enforcement policies in China, including those regulating our business, are evolving and subject to future change. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing companies with respect to a wide range of issues, such as competition and antitrust, privacy and data protection, intellectual property, and other matters, which may result in additional obligations imposed on us. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the PRC government, could impose more stringent requirements on us, including fines or other penalties. Changes in applicable laws and regulations may also increase our operating costs. Compliance with such requirements could impose substantial additional costs or otherwise have a material adverse effect on our business, financial condition and results of operations. These changes may relax some requirements, which could be beneficial to our competitors or could lower market entry barriers and increase competition. Further, regulatory agencies in China may, sometimes abruptly, change their enforcement practices.

Prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material adverse effect on us and the market price of our common shares. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial costs and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our common shares.

In addition, the PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government published new policies that significantly affected certain industries.

~~On December 24, 2021, the China Securities Regulatory Commission (“CSRC”) issued to solicit comments the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments), or the Draft Filing Measures, which, among others, set forth the standards in determination of an indirect overseas listing by a domestic company, the responsible filing persons, and the procedures for the filing. The period for which the CSRC solicits comments on the Draft Filing Measures ended on January 23, 2022.~~

~~On February 17, 2023, the CSRC promulgated the Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies (“Provisional Measures”), which has taken effect and been put into implementation since March 31, 2023. These Provisional Measures require that, among other things, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information with the CSRC. Indirect offering or listing refers to offering or listing that is to be made and completed under the name of an overseas entity by a Chinese entity which has its main business activities conducted within China, on the strength of the overseas entity’s equity interest or similar interest in the Chinese entity, the assets of the Chinese entity, and gains or other similar interest from the Chinese entity. The Chinese entity that seek to offer or list securities overseas are required to stipulate its articles of association, set up effective internal control system and effectively regulate the corporate governance and accounting activities pursuant to the PRC Company Law and the PRC Accounting Law. In the meantime, under these Provisional Measures, the Chinese entity that seek to offer or list securities overseas must take the obligations and responsibilities to comply with and implement the state security regulations and take necessary security and safety measures and shall not divulge or disclose state secrets and secrets of all level government agencies. The overseas issuers shall appoint one of its entities which is located and carries out business activities in China as its responsible entity in China to make the filings and reporting under these Provisional Measures. Further, after the initial public offering, the relevant Chinese entity shall make the filing with CSRC within three business days of the completion of any issuance of new securities overseas. If a Chinese entity violates these Provisional Measures, such Chinese entity and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may be subject to administrative penalties such as warnings and fines. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million. In addition to above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Provisional Measures.~~

On December 28, 2021, the CAC and several other PRC government authorities jointly issued the Cybersecurity Review Measures (the “Review Measures”), which required that, among others, network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. If the PRC government authorities later promulgate new rules requiring us to obtain approvals or complete filing for our future offshore offerings, we may be unable to obtain such approvals or complete such filings in a timely manner, or at all, and such approvals or filings may be rescinded even if obtained or completed. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. For instance, in July 2021, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council of the PRC on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry regulators and regulatory authorities. On February 17, 2023, the CSRC promulgated the Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies. Any such actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or investment in China-based issuers could adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Government Regulation— We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

In addition, our business and operations in Hong Kong may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to Sinovac Hong Kong and our operations in Hong Kong. We currently have three subsidiaries domiciled in Hong Kong, namely Sinovac Hong Kong, Everthrive Holding Company Limited and Everthrive Investment (Hong Kong) Company Limited. The business of our Hong Kong operations is immaterial to the group’s business. In 2022, sales by Sinovac Hong Kong only accounted for 1.5% of the group’s total sales. Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including the enacted version of PRC Data Security Law, the Cybersecurity Review Measures issued by the CAC, and the PRC Personal Information Protection Law, do not apply in Hong Kong. However, if certain PRC laws and regulations were to become applicable in Hong Kong in the future, the application of such laws and regulations may have a material adverse impact on Sinovac Hong Kong’s business, financial condition and results of operations. To the extent any PRC laws and regulations become applicable to Sinovac Hong Kong’s business, it may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice. Moreover, there is no guarantee that the PRC government will not seek to intervene or influence Sinovac Hong Kong’s operations at any time. If Sinovac Hong Kong and our operations in Hong Kong were to become subject to such oversight, discretion or control, it may result in a material adverse change in Sinovac Hong Kong’s operations.

We cannot rule out the possibility that the Chinese government will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and the value of our shares. Furthermore, the PRC government authorities are continuously strengthening the oversight and law enforcement in recent years, such as enhancing joint supervision of relevant governmental departments, systemically promulgating and implementing new rules, policies, guidelines and interpretations, and taking other comprehensive actions, which may affect our ~~business model, monetization methods,~~ daily operation, acquisition, investment and business development. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Responses 6 and 7: to add a separate risk factor under “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all” on page 27 after “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business.” and before “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.”:

We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”) issued to solicit comments the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for comments), or the Draft Filing Measures, which, among others, set forth the standards in determination of an indirect overseas listing by a domestic company, the responsible filing persons, and the procedures for the filing. The period for which the CSRC solicits comments on the Draft Filing Measures ended on January 23, 2022.

On February 17, 2023, the CSRC promulgated the Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies (“Provisional Measures”), which has taken effect and been put into implementation since March 31, 2023. These Provisional Measures require that, among other things, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information with the CSRC. Indirect offering or listing refers to offering or listing that is to be made and completed under the name of an overseas entity by a Chinese entity which has its main business activities conducted within China, on the strength of the overseas entity’s equity interest or similar interest in the Chinese entity, the assets of the Chinese entity, and gains or other similar interest from the Chinese entity. In the meantime, under these Provisional Measures, the Chinese entity that seek to offer or list securities overseas must take the obligations and responsibilities to comply with and implement the state security regulations and take necessary security and safety measures and shall not divulge or disclose state secrets and secrets of all level government agencies. The overseas issuers shall appoint one of its entities which is located and carries out business activities in China as its responsible entity in China to make the filings and reporting under these Provisional Measures. Further, after the initial public offering, the relevant Chinese entity shall make the filing with CSRC within three business days of the completion of any issuance of new securities overseas. In addition to above filing requirements, the filings rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Provisional Measures.

On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Provisional Measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their future capital raising activities in accordance with the Provisional Measures. Therefore, as an issuer that has been listed overseas before the effective date of the Provisional Measures, we are not required to complete filing with the CSRC for our prior offshore offerings at this stage. As of the date of this annual report, we and our subsidiaries in mainland China have not been required to obtain any permission from or complete any filing with CSRC. However, our future capital raising activities such as follow-on equity or convertible debt offerings, listing on other stock exchanges and going private transactions, may be subject to the filing requirement with the CSRC.

Failure to complete such filing procedures as required under the Provisional Measures, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations. Pursuant to the Provisional Measures, if a Chinese entity violates these Provisional Measures, such Chinese entity and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may be subject to administrative penalties such as warnings and fines. Failure to comply with the filing requirements may result in an order of rectification, a warning and fines up to RMB10 million to the non-compliant domestic companies, and the directly responsible persons of the companies will be warned and fined between RMB500,000 and RMB5 million. Furthermore, if the controlling shareholder and the actual controller of the non-compliant companies organizes or instigates the breach, they will be fined between RMB1 million and RMB10 million.

Failure to complete such filing procedures for our future capital raising activities as required under the Provisional Measures and relevant filing rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations

Response to 7: to add disclosure under “Item 3. Key Information” after “Item 3. Key Information—Permissions Required from the PRC Authorities for Our Operations” and before “Item 3. Key Information—The Holding Foreign Companies Accountable Act” on page 2 of the 2022 20-F:

Permissions and Approvals Required to be Obtained from PRC Authorities for our Securities Offerings

In recent years, the PRC government has indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and stipulated new regulations and rules in this regard, the interpretation and implementation of which remains uncertain. For example, on February 17, 2023, the CSRC promulgated the Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. These measures require that domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information with the CSRC. Therefore, our future issuance or listing may be subject to filing procedure of CSRC and we are also required to report certain material events to CSRC. For more detailed information, see “Item 3. – Key Information —D. Risk Factors—Risks Relating to Doing Business in China— We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all.”

The Cybersecurity Review Measures issued by the Cyberspace Administration of China (the “CAC”) and several other PRC governmental authorities in December 2021, as well as the Regulations on the Administration of Cyber Data Security (Draft for Comments) published by the CAC for public comments in November 2021, exposes uncertainties and potential additional restrictions on China-based overseas-listed companies like us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business” for additional details.

In connection with our prior securities offerings and overseas listings, as of the date of this annual report, we are not aware of any PRC laws or regulations which explicitly require us to obtain any permission from the CSRC or other Chinese authorities under PRC laws and regulations in effect, and we and our subsidiaries in mainland China (i) have not been required to obtain any permission from or complete any filing with any PRC authority for our prior securities offerings and overseas listings, (ii) have not been required to go through a cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, there are uncertainties with respect to how PRC authorities will regulate overseas securities offerings and overseas listings in general, as well as the interpretation and implementation of any related regulations. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any reporting or filing procedures with, PRC authorities that may be in effect in the future. If we and our subsidiaries in mainland China (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions, approvals or filing or reporting are not required, or (iii) are required to obtain such permissions or approvals in the future according to applicable laws, regulations or interpretations change, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause our securities to decline in value or become worthless. For more detailed information, see “Item 3. – Key Information – —D. Risk Factors—Risks Relating to Doing Business in China— We may be required to complete filing procedures with CSRC in connection with our future offerings, and we cannot predict whether we will be able to complete such filing on a timely manner, or at all.” and “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Future changes in laws, regulations or enforcement policies in China and the PRC government’s oversight and discretion over our operations could adversely affect our business”.

Response 9: to revise the current disclosure under “Item 3. – Key Information – D. Risk Factors—Risks Related to Doing Business in China—Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business” on page 27 of the 2022 20-F:

Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may be expensive and may force us to make adverse changes to our business. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in negative publicity, legal proceedings, suspension or disruption of operations, increased cost of operations, or otherwise harm our business.

Laws and regulations governing cybersecurity, information security, privacy and data protection, the use of the Internet as a commercial medium, the use of data in artificial intelligence and machine learning, and data sovereignty requirements are rapidly evolving, extensive, complex, and include inconsistencies and uncertainties. We and our partners may routinely receive, collect, generate, store, process, transmit and maintain medical data, trail records and other personal details of the subjects enrolled in our clinical trials, along with other personal or sensitive information.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On November 14, 2021, the ~~Cyberspace Administration of China (the “~~CAC~~”)~~ commenced to publicly solicit comments on the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Data Security Regulations”). According to the Draft Data Security Regulations, data processors shall, in accordance with relevant state provisions, apply for cybersecurity review when carrying out the following activities: (i) the merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (ii) data processors that handle personal information of more than one million people contemplating to list its securities on a foreign stock exchange;(iii) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. According to the PRC National Security Law, national security refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other vital interests of the state are relatively not in danger and not threatened internally or externally and the ability to maintain a sustained security status. However, the criteria for determining “affect(s) or may affect national security” as stipulated in the Draft Data Security Regulations, remain uncertain, and are still subject to further clarification by the CAC. We cannot predict the impact of the Draft Data Security Regulations, at this stage, and we will closely monitor and assess any development in the rule-making process.

On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), the Ministry of Industry and Information Technology of the People’s Republic of China (“MIIT”) and several other administrations jointly promulgated the ~~Cybersecurity Review Measures (the “~~Review Measures~~”)~~, which became effective on February 15, 2022. According to the Review Measures, (i) if a critical information infrastructure operator purchases network products and services or an online platform operator conducts data processing, either of which affects or may affect national security, a cybersecurity review shall be carried out according to the Review Measures; (ii) an issuer who is a network platform operator holding personal information of more than one million shall file for a cybersecurity review with respect to its proposed listing on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. However, the Review Measures provides no further explanation or interpretation on the determination of “affects or may affect national security”, there remain uncertainties as to whether our data processing activities may be deemed to affect national security. As of the date of this annual report, we have not been involved in any cybersecurity-related investigation initiated by the CAC or any other PRC government authority, and have not received any cybersecurity-related warning or sanction from the PRC government authorities, or any notice from relevant authorities requesting that we file for the cybersecurity review.

It remains uncertain as to how the existing regulatory measures will be interpreted or implemented in the future, and whether the PRC authorities, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation which may impose additional restrictions on companies like us. If the PRC government authorities stipulate new rules which mandate China-based companies listed on a U.S. stock exchange, such as us, to conduct cybersecurity review, obtain additional approvals, or take other specific actions, we face uncertainties as to whether such clearance or approvals can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. In addition, compliance with these privacy and data protection laws and regulations as well as additional laws and regulations that may come into effect in the future may result in significant increase in our compliance costs, affect how we design our IT systems, how we and our partners process and use data, or transfer data from one jurisdiction to another, force us to change our business practices, adversely affect our business performance as well as subject us to negative publicity in the future, which could harm our reputation and negatively affect the value of our shares and/or other securities.

On February 22, 2023, CAC issued the Measures for the Standard Contract for Cross-Border Transfer of Personal Information (the “Standard Contract Measures”), along with the formal version of the standard contractual clauses for cross-border transfer of personal information stipulated under the Personal Information Protection Law. The Standard Contract Measures came into effect on June 1, 2023, and provide a six-month grace period. Any violation of the Standard Contract Measures shall be punished in accordance with the Personal Information Protection Law and other laws and regulations. We intend to comply with such measures within the six-month grace period in 2023. However, if we fail to comply with such measures by November 30, 2023, we may face legal liability under the Personal Information Protection Law, including being ordered to make corrections, given a warning, confiscation of illegally obtained gains, etc. The Personal Information Protection Law also provides for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year and we may also be ordered to suspend any related activity or be revoked the relevant business permits or business license by competent authorities. ~~These and other similar legal and regulatory developments could affect how we design our IT systems, how we operate our business, how our partners process and share data, how we process and use data, and how we transfer personal data from one jurisdiction to another. We may incur substantial costs to comply with such laws and regulations and to establish and maintain internal compliance policies.”~~

Response 10.1: to revise the current disclosure under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 – Sales” on page 55 of the 2022 20-F:

Sales. Total sales in 2022 decreased to $1.5 billion from $19.4 billion in 2021. The decrease was mainly due to the decreased sales of COVID-19 vaccine. The revenue generated from sales of COVID-19 vaccines decreased by $17.9 billion in 2022 as compared to 2021, of which $11.7 billion was due to the lower average selling price of our COVID-19 vaccine and $6.2 billion was due to the lower volume of doses sold in 2022.

The table below sets forth a breakdown of our sales by market type:

	Year ended December 31,
Sales	2022	2021
	(in thousands)
EPI	$732,578	$10,552,059
Private Pay	384,192	349,083
Export	375,991	8,473,762

Total sales	$1,492,761	$19,374,904

The table below sets forth a breakdown of our revenue generated from sales of COVID-19 vaccines by market type:

	Year ended December 31,
Sales	2022	2021

	(in millions)
EPI	$706.3	$10,527.8
Private Pay Market	—	—
Export	346.2	8,442.0

Total sales	$1,052.5	$18,969.8

Response 10.2: to revise the current disclosure under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Results of Operations – Cost of Sales” on page 54 of the 2022 20-F:

Cost of sales

Our cost of sales primarily consists of material, direct labor and production overheads. Depreciation of property, plant and equipment attributable to manufacturing activities and license amortization are capitalized as part of inventory, and expensed as cost of sales when product is sold. Cost of goods sold in 2022, 2021 and 2020 amounted to $684.5 million, $1,072.2 million and $67.2 million, respectively~~, of which idle capacity amounted to $97.5 million, $8.6 million and $1.7 million, respectively~~. Costs incurred while production lines are not fully utilized are recorded as idle capacity costs, and we recorded $97.5 million idle capacity cost in 2022 primarily due to lower production volume of COVID-19 vaccine. We recorded $8.6 million idle capacity in 2021 primarily due to underutilization of our production facilities of hepatitis A, EV71 and PPV vaccines. We recorded $1.7 million idle capacity in 2020 primarily due to underutilization of our production facility of mumps vaccines. We produce our products and conduct the final product packaging in-house.

Our production capacities have not been fully utilized. If we successfully commercialized new products and increase sales of existing products, we expect the unit production cost to decrease.

Response 10.3: to revise the current disclosure under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 – Selling, General and Administrative Expenses” on page 55 of the 2022 20-F:

Selling, General and Administrative Expenses. Selling, general and administrative expenses in 2022 increased to $823.5 million from $591.2 million in 2021. ~~The increase was mainly due to the establishment of a long-term employee incentive plan in 2022 (the “Employee Incentive Plan”) following our successful COVID-19 campaign offset by lower selling expense due to reduced sales.~~ Salary and benefit in selling, general and administrative expenses had increased by $484.9 million mainly due to the establishment of a long-term employee incentive plan in 2022 (the “Employee Incentive Plan”) following our successful COVID-19 campaign. This increase was offset by a $252.5 million decrease in selling, general and administrative expenses including lower marketing, promotional and logistic costs due to reduced sales activities.

We recorded total share-based compensation of nil in 2022, compared to $7.7 million in 2021. As of December 31, 2022 and 2021, we had no unrecognized compensation costs.

Response 10.4: to revise the current disclosure under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 – Research and Development Expenses” on page 55 of the 2022 20-F:

Research and Development Expenses. Research and development expenses in 2022, primarily included expenditures on the advancement of pipeline vaccines, increased to $442.1 million in 2022 from $155.0 million in 2021. The table below sets forth a breakdown of research and development expenses by product candidates:

	Year ended December 31,
Research and Development Expenses	2022	2021

	(in millions)
COVID-19 vaccine	$256.1	$53.0
Pneumococcal conjugate vaccine	40.6	16.1
Pentavalent DTaP-IPV/Hib combination vaccine	36.2	13.5
Group ACYW135 meningococcal conjugate vaccine	13.5	0.2
Bivalent enterovirus vaccine	7.9	3.6
Reassortant rotavirus vaccine	5.2	3.7
Others(1)	82.6	64.9

Total Research and Development Expenses	$442.1	$155.0

(1) Includes research and development expenses on other product candidates at preliminary stage.

Response 10.5: to add under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” after “Interest and Financing Expenses” and before “Income Tax Recovery (Expenses)” on page 55 of the 2022 20-F:

Other Income (Expenses), Net. We recorded net other income of $301.8 million in 2022, primarily as a result of $265.1 million in gain from foreign exchange transactions. We incurred net other expense of $ 89.9 million in 2021, which was mainly due to the large volume of COVID-19 vaccines donated in China and other countries.

Response 13: to replace the current third paragraph under “ITEM 16I. Disclosure regarding Foreign Jurisdictions That Prevent Inspections” on page 94 of the 2022 20-F:

Sinovac Antigua has subsidiaries incorporated in mainland China, Hong Kong, Singapore, Thailand, Philippines, Mexico, Peru, Colombia, Ecuador, Bangladesh, Indonesia, Chile and Pakistan. As of the date of this annual report, to our knowledge, (i) no ~~Antigua or PRC~~ governmental entities owns any shares of Sinovac Antigua or its subsidiaries, (ii) ~~the~~ no Antigua or PRC governmental entities has ~~do not have~~ a controlling financial interest in Sinovac Antigua or its subsidiaries, (iii) none of the members of the board of directors of Sinovac Antigua or its subsidiaries is an official of the Communist Party of China, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Sinovac Antigua or its subsidiaries contains any charter of the Communist Party of China.